Mail Stop 4561

January 29, 2008

Ms. Diane Harrison
Cheetah Consulting, Inc.
6860 Gulfport Blvd. South, #161
St. Petersburg, FL 33707

> **Re: Cheetah Consulting, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed December 26, 2007**
> **File No. 333-146209**

Dear Ms. Harrison:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For purposes of this comment letter, we refer to the pagination in a courtesy copy of your Amendment to Form S-11, filed on December 26, 2007, that was provided to us by counsel.

General

1.   Please update your filing to include financial statements for the nine months ended September 30, 2006 and September 30, 2007. Reference is made to Item 310 of Regulation S-B.

2.   We note your response to prior comments 2 and 6. We also note that the shares being registered for resale include 100% of the total shares outstanding held by non-affiliates and that these persons have held their shares for less than one year. It is not clear how these shareholders will have the opportunity to participate in the success of the company, considering that if they sell the shares being registered for resale they will no longer hold any interest in Cheetah Consulting. The limited holding period and the amount of shares being registered for resale suggest that this may be a primary offering, with the selling stockholders acting as underwriters, rather than a resale. Please revise the registration statement accordingly or provide further analysis of why this offering should be viewed as a valid secondary.

Risk Factors, page 3

3.   We note your response to prior comment 37. Please add a risk factor that discusses the risks involved in not having any formal written agreements with any of your clients.

(1) We engage in Consulting Activities, page 3

4.   In order to provide more meaningful disclosure to investors, please discuss some of the "economic and other conditions" and "conditions in the marketplace" that may present risks to your business.

(10) Small Public Companies Are Inherently Risky..., page 4

5.   We note your response to prior comment 19. Please revise further to identify by profession the types of people who would be experienced in the reporting requirements of a public company.

Management's Discussion and Analysis of Financial Condition, page 18

6.   Please update your discussion to include the interim period ended September 30, 2007.

Results of Operations for the Period Ended June 30, 2007, page 19

7.   We note your response to prior comments 43 and 46. Please revise further to explain why commissions declined in the first six months of 2007 compared to the year ended December 31, 2006.

Executive Compensation, page 23

8.   We note the revised disclosure on page 20, which indicates that you assumed the loan on the automobile purchased by Ms. Harrison and that you reimburse Ms. Harrison for monthly insurance premiums on this automobile. Please revise the summary compensation table to include these amounts or tell us why you believe these payments do not constitute compensation to Ms. Harrison.

Conflicts of Interest, page 26

9.   We note your additional disclosure under this section, pursuant to prior comment 4. Please expand your disclosure to include the conflicts of interest that you discuss in Risk Factor number 8, which is located on page 4.

Financial Statements for the six months ended June 30, 2007

Notes to Financial Statements

Note C – Note Payable, page F-8

10.   We note your response to our prior comment 64. We note you have disclosed the principal balance due as of December 31st for each of the five years presented; however, paragraph 10 of SFAS 47 requires disclosure of the principal amounts due during those years. Please revise your footnote disclosure.

Financial Statements for the year ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-9

11.   Please have your auditor revise their report to reference the correction of an error.

Statement of Changes in Stockholder's Equity, page F-12

12.   We note your response to our prior comment 68. In light of the office space being provided on a rent free basis, please tell us how you have determined it was not necessary

to record this cost of operations in your financial statements. Reference is made to SAB Topic 1B and SAB Topic 5T.

Note G – Restatement, page F-15

13.   We note your response to our prior comment 67. Please tell us the nature of the Guaranteed Payments and your interest in Mergers & Acquisitions Intl. Network. In your response, tell us how you accounted for the Guaranteed Payments and your interest in Mergers & Acquisitions Intl. Network. Please reference the authoritative literature you relied upon.

Part II, Information Not Required in the Prospectus

Item 26, Recent Sales of Unregistered Securities, page II-2

14.   We note your response to prior comment 72. Please tell us why the change in par value on February 28, 2007 resulted in a change in the number of shares already issued and outstanding. It is not clear why a change in par value would affect the number of shares already outstanding. Also, please tell us the reason for the change in par value.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director